PROSPECTUS SUPPLEMENT NO. 6	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated August 9, 2024)	Registration No. 333-273820

Up to 33,894,518 Shares of Common Stock

Up to 21,874,907 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 13,249,907 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated August 9, 2024 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-273820). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 21,874,907 shares of our common stock, $0.0001 par value per share (the “common stock”), which consists of (i) up to 6,266,667 shares of common stock that are issuable upon the exercise of warrants (the “Private Warrants”) originally issued in a private placement to Freedom Acquisition I, LLC (the “Sponsor”) in connection with the initial public offering of Freedom Acquisition I Corp. (“FACT”), (ii) up to 8,625,000 shares of common stock that are issuable upon the exercise of warrants (the “Public Warrants”) originally issued in the initial public offering of FACT, (iii) up to 716,668 shares of common stock that are issuable upon the exercise of warrants issued to certain selling securityholders in connection with conversion of working capital loans (the “Working Capital Warrants”) and (iv) up to 6,266,572 shares of common stock that are issuable upon the exercise of warrants issued to certain equityholders of Legacy Complete Solaria (as defined herein) received as consideration in connection with the exchange of their capital stock held in Legacy Complete Solaria (the “Merger Warrants” and together with the Private Warrants, Public Warrants and the Working Capital Warrants, the “Warrants”). We will receive the proceeds from any exercise of any Warrants for cash.

The prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 33,894,518 shares of common stock consisting of (a) up to 7,518,488 shares of common stock issued in connection with private placements pursuant to subscription agreements entered into on or around July 13, 2023, consisting of (1) 1,630,000 shares of common stock issued pursuant to private investment in public equity subscription agreements, issued at $10.00 per share, (2) 270,000 shares of common stock transferred to the selling securityholders by the Sponsor for no consideration and (3) 5,618,488 shares of common stock issued pursuant to forward purchase agreements issued at approximately $10.00 per share (collectively, the “PIPE Shares”), (b) up to 8,625,000 shares of common stock originally issued in a private placement to the Sponsor in connection with the initial public offering of FACT at a price of $0.003 per share, (c) up to 6,266,667 shares of common stock issuable upon exercise of the Private Warrants at an exercise price of $11.50 per share of common stock, (d) up to 4,501,123 shares of common stock pursuant to that certain Amended and Restated Registration Rights Agreement, July 18, 2023, between us and the selling securityholders granting such holders registration rights with respect to such shares originally issued at a price of $0.48 per share, (e) up to 716,668 shares of common stock that are issuable upon the exercise of the Working Capital Warrants at a price of $11.50 per share, and (f) up to 6,266,572 shares of common stock issuable upon exercise of the Merger Warrants at a price of $11.50 per share, and (ii) up to 13,249,907 Warrants consisting of (a) up to 6,266,667 Private Warrants, (b) up to 716,668 Working Capital Warrants and (c) up to 6,266,572 Merger Warrants. We will not receive any proceeds from the sale of shares of common stock or Warrants by the selling securityholders pursuant to the prospectus and this prospectus supplement.

The selling securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of common stock or Warrants, except with respect to amounts received by us upon exercise of the Warrants. We believe the likelihood that warrant holders will exercise their Warrants and therefore the amount of cash proceeds that we would receive is dependent upon the trading price of our common stock. If the trading price for our common stock is less than $11.50 per share, we believe holders of Warrants will be unlikely to exercise these warrants. In addition, to the extent the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. The Private Warrants and Working Capital Warrants may be exercised for cash or on a “cashless basis.” The Public Warrants and the Merger Warrants may only be exercised for cash provided there is then an effective registration statement registering the shares of common stock issuable upon the exercise of such warrants. If there is not a then-effective registration statement, then such warrants may be exercised on a “cashless basis,” pursuant to an available exemption from registration under the Securities Act. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The selling securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of common stock or Warrants. See the section titled “Plan of Distribution.”

Our common stock and Warrants are listed on The Nasdaq Stock Market under the symbols “CSLR” and “CSLRW,” respectively. On September 25, 2024, the last reported sales price of our common stock was $3.00 per share and the last reported sales price of our Public Warrants was $0.285 per warrant.

The number of shares of common stock being offered for resale in the prospectus and this prospectus supplement (the “Resale Securities”) exceeds the number of shares of common stock constituting our public float. The Resale Securities represent approximately 408.7% of our public float and approximately 46.6% of our outstanding shares of common stock as of July 16, 2024 (after giving effect to the issuance of shares of common stock upon exercise of the Warrants). The sale of the Resale Securities, or the perception that these sales could occur, could depress the market price of our common stock. Despite a decline in price, our selling securityholders may still experience a positive rate of return on the shares purchased by them due to the lower price per share at which such shares were purchased as referenced above. While these selling securityholders may, on average, experience a positive rate of return based on the current market price, public securityholders may not experience a similar rate of return on the common stock they purchased if there is such a decline in price and due to differences in the purchase prices and the current market price. For example, based on the closing price of $1.48 per share on July 1, 2024, the Sponsor and other selling securityholders may receive potential profits ranging from $1.00 per share up to $1.48 per share.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated September 26, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 22, 2024

Complete Solaria, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45700 Northport Loop East, Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 270-2507

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CSLR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	CSLRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On September 22, 2024, Complete Solaria, Inc. (the “Company”) entered into Note Purchase Agreements (the “Note Purchase Agreements”) with various purchasers relating to the private offering of the Company’s 7.00% Convertible Senior Notes due 2029 in an additional aggregate principal amount of $32,300,000 (the “Notes). The Notes were issued on September 24, 2024 pursuant to the Note Purchase Agreements and the Indenture, dated September 16, 2024, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Indenture”). The proceeds of the Notes will be used to pay the cash consideration payable by the Company under the Asset Purchase Agreement, dated August 5, 2024, among SunPower Corporation and its subsidiaries named therein, as sellers, and the Company, as buyer (the “Asset Purchase Agreement”), and/or for general corporate purposes, including but not limited to working capital.

In accordance with the Note Purchase Agreements, the Company has agreed to solicit stockholder approval to issue shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), upon conversion of the Notes in excess of the limitations otherwise applicable under the Indenture as a result of Nasdaq Listing Rule 5635(d)(2) and, if such stockholder approval is obtained, to take certain actions to seek approval to amend the Indenture to enable the earlier conversion of the Notes. Additionally, the Company has agreed to register for resale the shares of Common Stock issuable upon conversion of the Notes pursuant to the terms and conditions set forth in the Note Purchase Agreements.

The foregoing summary of the Note Purchase Agreements is qualified in its entirety by reference to the form of Note Purchase Agreement attached as Exhibit 10.1 to this Current Report on Form 8-K, and such Exhibit 10.1 is incorporated herein by reference.

The Notes are general unsecured obligations of the Company and will mature on July 1, 2029, unless earlier converted, redeemed, or repurchased. Interest on the Notes accrues at a rate of 7.00% per year from September 16, 2024 and will be payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2025. On or after September 16, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Notes may convert all or any portion of their Notes at any time, in integral multiples of $1,000 principal amount, at the option of the holder. Upon conversion, the Company may satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election, in the manner and subject to the terms, conditions and limitations provided in the Indenture.

The conversion rate for the Notes is initially 467.8363 shares of Common Stock per $1,000 principal amount of Notes. The conversion rate for the Notes is subject to adjustment from time to time in accordance with the terms of the Indenture. In addition, upon a conversion of the Notes after September 16, 2025, following certain corporate events that occur prior to the maturity date of the Notes or if the Company delivers a notice of redemption in respect of the Notes, the Company will, under certain circumstances, increase the conversion rate of the Notes for a holder who elects to convert its Notes following September 16, 2025, in connection with such a corporate event that occurs prior to the maturity date, or if the Company delivers a notice of redemption in respect of the Notes.

If the Company does not consummate the transactions under the Asset Purchase Agreement on or before the outside date specified in the Asset Purchase Agreement (the “APA Outside Date”), and the Asset Purchase Agreement is terminated in accordance with its terms, the Company shall deliver notice of same to the trustee and the escrow agent for the proceeds of the Notes and the Note holders within two business days following the APA Outside Date. During the 30-day period following delivery of such notice, each Note holder shall have the right, at such holder’s option, to require the Company to repurchase for cash all (and not less than all) of such holder’s Notes for an amount equal to the greater of (i) 100.50% of the aggregate principal amount of all of the Notes held by such holder and (ii) 100.50% of an amount equal to (a) the number of shares of Common Stock issuable upon conversion of the Notes based on the then-applicable conversion rate, multiplied by (b) the daily volume-weighted average price of the Common Stock for the five trading days ending on, and including, the trading day immediately preceding the applicable date of determination, plus, in each case, accrued and unpaid interest on the Notes.

The Company may not redeem the Notes prior to September 16, 2026. The Company may redeem for cash all or any portion of the Notes, at its option, subject to the conditions and requirements of the Indenture, (i) on or after September 16, 2026 and prior to July 1, 2029, if the last reported sale price of the Common Stock has been at least 150% of the conversion price for the Notes then in effect for at least 20 trading days during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. No sinking fund is provided for the Notes.

If the Company undergoes a fundamental change (as defined in the Indenture), then, subject to certain conditions and except as described in the Indenture, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

The Indenture includes customary covenants and sets forth certain events of default after which the Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company after which the Notes become automatically due and payable. The following events are considered “events of default” under the Indenture:

●	default in any payment of interest on any Note when due and payable and the default continues for a period of 30 days;

●	default in the payment of principal of any Note when due and payable on the maturity date, upon optional redemption, upon any required repurchase, upon declaration of acceleration or otherwise;

●	failure by the Company to comply with its obligation to convert the Notes in accordance with the Indenture upon exercise of a holder’s conversion right, and such failure continues for five business days;

●	failure by the Company to give a fundamental change notice or notice of a make-whole fundamental change, and such failure continues for five business days;

●	failure by the Company to comply with its obligations in respect of any consolidation, merger or sale of assets;

●	failure by the Company to comply with any of the other agreements in the Indenture or the Notes for 60 days after receipt of written notice of such failure from the trustee or the holders of at least 25% in principal amount of the Notes then outstanding;

●	default by the Company or any significant subsidiary of the Company with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness with a principal amount in excess of $10,000,000 (or its foreign currency equivalent) in the aggregate of the Company and/or any such significant subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity date or (ii) constituting a failure to pay the principal of any such debt when due and payable (after the expiration of all applicable grace periods) at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, and in the cases of clauses (i) and (ii), such acceleration shall not have been rescinded or annulled or such failure to pay or default shall not have been cured or waived, or such indebtedness is not paid or discharged, as the case may be, within 45 days after written notice to the Company by the trustee or to the Company and the trustee by holders of at least 25% in aggregate principal amount of Notes then outstanding in accordance with this Indenture;

●	certain events of bankruptcy, insolvency or reorganization of the Company or any of the Company’s significant subsidiaries; and

●	a final judgment or judgments for the payment of $10,000,000 (or its foreign currency equivalent) or more (excluding any amounts covered by insurance) in the aggregate rendered against the Company or any significant subsidiary, which judgment is not discharged, bonded, paid, waived or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished.

If certain bankruptcy and insolvency-related events of default occur with respect to the Company, the principal of, and accrued and unpaid interest, if any, on, all of the Notes then outstanding shall automatically become due and payable. If an event of default with respect to the Notes, other than certain bankruptcy and insolvency-related events of default with respect to the Company, occurs and is continuing, the trustee, by notice to the Company, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the trustee, may declare 100% of the principal of, and accrued and unpaid special interest, if any, on, all the outstanding Notes to be due and payable. Notwithstanding the foregoing, the Indenture provides that, to the extent the Company so elects, the sole remedy for an event of default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture will, for the first 365 days after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on the Notes.

The Indenture provides that the Company shall not, and shall not permit any subsidiary, to incur any indebtedness that ranks senior to the Notes and that is secured by a perfected first priority security interests in the assets of the Company or any of its subsidiaries; provided, however, the Company and its subsidiaries may incur or issue: (a) any Indebtedness that is authorized by holders of at least 51% in aggregate principal amount of Notes then outstanding in accordance with the Indenture; and (b) for the avoidance of doubt, any securitization financings that may be completed from time to time by the Company and/or its subsidiaries.

The Indenture provides that the Company shall not consolidate with or merge with or into, or sell, convey, transfer or lease all or substantially all of the consolidated properties and assets of the Company and its subsidiaries, taken as a whole, to, another person (other than any such sale, conveyance, transfer or lease to one or more of the Company’s direct or indirect wholly owned subsidiaries), unless: (i) the resulting, surviving or transferee person (if not the Company) is a “qualified successor entity” (as defined in the Indenture) organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such corporation (if not the Company) expressly assumes by supplemental indenture all of the Company’s obligations under the Notes and the Indenture; and (ii) immediately after giving effect to such transaction, no default or event of default has occurred and is continuing under the Indenture.

A copy of the Indenture is attached hereto as Exhibit 4.1 (including the form of the Notes attached hereto as Exhibit 4.2) and is incorporated herein by reference (and this description is qualified in its entirety by reference to such document).

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

The Company issued the Notes in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares contain a legend stating the same.

The Notes and the shares of Common Stock issuable upon conversion of the Notes, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

To the extent that any shares of Common Stock are issued upon conversion of the Notes, they will be issued in transactions anticipated to be exempt from registration under the Securities Act by virtue of Section 3(a)(9) thereof because no commission or other remuneration is expected to be paid in connection with conversion of the Notes and any resulting issuance of shares of Common Stock. A maximum of 46,783,621 shares of the Company’s Common Stock may be issued upon conversion of the aggregate $80,000,000 principal amount of Notes issued and issuable under the Indenture based on the initial maximum conversion rate of 584.7953 shares of Common Stock per $1,000 principal amount of Notes, which is subject to customary anti-dilution adjustment provisions.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
4.1	Indenture, dated September 16, 2024, between Complete Solaria, Inc. and U.S. Bank Trust Company, National Association
4.2	Form of Note
10.1	Form of Note Purchase Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Complete Solaria, Inc.

Dated: September 26, 2024

	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

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